Filed by Liberty Media Corporation Pursuant to Rule 425

Under the Securities Act of 1933

Subject Company: Liberty Media Corporation

Exchange Act File No. 001-33982

Excerpt from the Conference Call Transcript of

Liberty Media Corporation at Goldman Sachs Technology and Internet Conference

held on February 26, 2009

Ingrid Chung - Goldman Sachs - Analyst

Okay. So as you look across your investments, how do you think about the theme of content versus distribution? News Corp. exited DirecTV, Time Warner is separating from its cable assets. What does Liberty view as the synergies and benefits of merging content and distribution, and how do you think that differs from your peers?

Gregory Maffei - Liberty Media Corporation - President and CEO

Well, what we think and what we’ve done, and what the market thinks, are all three different things, in my view. One is, I think there are clearly market synergies about having a content business and a distribution business together. I think breaking up CBS and Viacom was a mistake on any market power basis and the things they could do between them. Now, the stock market likes pure plays, and to some degree we have followed that ourselves. But the idea of breaking these pieces apart, like Time Warner Cable and Time Warner, I think is mostly out of frustration that they’ve not been able to execute well in any of those synergies.

News Corp., I don’t believe exited the distribution, the satellite business, because of any fundamental belief that distribution and content should be separate. They exited because they perceived that they didn’t want to have us hanging around their neck, and I think Rupert honestly perceived that the triple play was going to be more of a threat more immediately than it is proving to be for DirecTV.

In the longer term, I still think there will be synergies between distribution and content, and people can play both sides of that, will do well, and if you look, News still has satellite in Italy, still has satellite in United Kingdom, has satellite in Asia. Other people who have both sides of that equation I think will do well. I don’t think there’s necessarily a complete dichotomy between content and distribution. For a while there, content multiples were so high relative to distribution multiples, I think it was unrealistic, and they’ve come because they’ve compressed and both come down. I think there’s a much more realistic scenario and the valuations are probably more in line.

Ingrid Chung - Goldman Sachs - Analyst

Okay. And I think we’ve seen DirecTV do more investments on the content side. Even before you took more control of the Company. Is that —?

Gregory Maffei - Liberty Media Corporation - President and CEO

I would say absolutely that if you look at one of the ways you differentiate your distribution is to have unique content. The most unique content probably available today is sports, and the most unique content within sports is the NFL. And I think without getting Roger Goodell any more market power than he needs, the reality is that it’s a very pricey product for us, but it’s probably one that has made sense for DirecTV.

But, DirecTV really has done sports programming, not necessarily owned, but had exclusive arrangements on some of it. In addition, on The 101 which is our own distribution channel, we have some places where we’ve gone out and done either premieres, things like Friday Night Lights, or brought back shows that were acclaimed but not necessarily particular niche kind of shows, and put those on The 101.

But in the scale of that owned content, or even exclusive content, that’s still relatively small compared to the things, the capital that is outlaid at DirecTV.

Ingrid Chung - Goldman Sachs - Analyst

Well, speaking of the NFL contract, the Sunday Ticket exclusivity comes up in the [indiscernible] post the ‘11 season. I was just wondering, would you — do you think it makes sense to maybe partner somewhere down the line with the telcos in terms of distributing that content? Is that a scenario that you would envision? In other words, I’m trying to get at, how important is it to DirecTV to keep that exclusivity, and is it something that you would pay for?

Gregory Maffei - Liberty Media Corporation - President and CEO

Well, I’ll flip it on its head. If we’re going to keep exclusivity I’m sure the NFL will make us pay for it. the — that has as you just pointed out, two more seasons to run. It’s probably not — it’s something that we’ll have to address, it’s not something that we’re obviously going public with today or — but it’s very valuable content. But it’s not an inexpensive content. That’s the reality.

Ingrid Chung - Goldman Sachs - Analyst

Okay. Well, I was hoping that you could also give us an update on the timing of the entertainment split. Are we still seeing kind of late Spring, early Summer time frame for that? What kind of other milestones should we see on the way?

Gregory Maffei - Liberty Media Corporation - President and CEO

Well, I — on the earnings call yesterday, we said May/June, and I still think that’s the right time frame for the completion. We’ve done the necessary filings, not necessarily received all clearances, but done the filings with the SEC, FCC, and IRS, that we need, and so we’re in process. Again, not all these factors are in our control in the sense that we’re dealing with agencies which may have commentary or have their own timelines, but we believe May/June is realistic.

Ingrid Chung - Goldman Sachs - Analyst

Okay. In the most recent iteration of the spend, Starz is set to remain within the current Liberty structure.

Gregory Maffei - Liberty Media Corporation - President and CEO

Yes.

Ingrid Chung - Goldman Sachs - Analyst

While the DirecTV shares and attributed debt are being carved out. So, what changed, in terms of how you view Starz, and why is it being separated now?

Gregory Maffei - Liberty Media Corporation - President and CEO

Well, LMDIA, Liberty Entertainment, which trades under that ticker, LMDIA or LMDIB, is currently constituted of our 54% of the economics of DirecTV, three regional sports networks, some cash, some debt related to purchase of DirecTV stock, GSN, half of GSN that we own, Sony owns the other half. An online gaming company called FUN Technologies, operates under the WorldWinner brand, and our stake in WildBlue and Starz Entertainment.

We originally announced we were going to spin the whole thing. As the credit markets became more challenged, certainly, in the fall, we reconstituted that spin and said okay, to ensure adequate support for the debt and to provide fairness to the holders at LCAPA and LINTA who are still on the hook for that debt, we’re going to keep Starz, we’re going to reconstitute and keep Starz with the mother ship, so to speak, and spin off just the regional sports networks, GSN, FUN, and the DirecTV stock.

The DirecTV stock is now I don’t know, 90%-plus of the value of that entity, but still there’s these other businesses in there. And that was, as I mentioned, primarily to recognize the change in the financial markets and the need or the desire to provide more firepower and strength for the benefit of the other shareholders.

Ingrid Chung - Goldman Sachs - Analyst

Okay. And when you look across the paid TV competitive landscape, how do you view your relationship with the telcos? We kind of touched on this earlier. How do you balance your near term and long term strategic planning for DirecTV, and are the telcos kind of your friends now and enemies later, or are you — do you see them as just partners ongoing?

Gregory Maffei - Liberty Media Corporation - President and CEO

They’re our partners, our friends, and our enemies all at once. It’s the ultimate kind of competition kind of world. Obviously, they have their own video efforts — U-Verse for AT&T and FiOS for Verizon. Though, both of them have limitations on where they can work, even within their own territories. They are — we are marketing partners, and just begun once again to be a marketing partner with AT&T, in the beginning of — oh, excuse me, just beginning, in the beginning of Q2. And I think that will be a very positive relationship going forward. We have a very positive relationship now with Verizon and Qwest, so really the big three telcos, we are their video satellite solution.

So, we both compete, and we partner with them. I think frankly, as time goes on, we’re more likely to be even more partners. They have regional footprints where they operate land lines and now have video solutions which are relatively small, you know. 1 million, 2 million kind of numbers, versus our 18 million-plus subscribers. But they also only have those regional footprints where they can offer that.

We are a national solution, they have national aspirations, they have national wireless businesses which are really dominating, and they both have national wireless businesses with 75 million-plus type customers. They’re probably on their way to 90 million, 100 million-plus type customers.

So, they have lots of reasons why particularly outside their footprint, we are a partner. If you imagine quad bundles where you put in not only wire line, or VoIP, and data, and video, but imagine the wireless solution and particularly in a 4G kind of environment, all of those things I think become more interesting where there’s a lot of things that they will be able to do, but they probably will not be able to provide a video solution through that. And we’ll become only more strong partners. And I think that’s one of the things that positions us relatively well against the cable companies who have — are working through solutions like Clearwire, but are probably behind the telcos in what they have spent and can spend against that solution.

Ingrid Chung - Goldman Sachs - Analyst

Well, that brings me up to my next question, which is also about M&A. So, do you think excluding any sort of regulatory hurdles, do you think it would be a better idea to have a stronger tie to a telco, or to perhaps Dish?

Gregory Maffei - Liberty Media Corporation - President and CEO

Well, you know, the Dish/DirecTV combination has been tried once in what was theoretically a more friendly regulatory environment, or what was reported to be a more friendly regulatory environment. So, I — you know, I can’t speculate as to whether that’s — I’m not an anti-trust expert, I don’t know whether that’s do-able or not, but there is certainly having once been bitten, might be at least shy.

We are I think just the dynamics of that are much tougher right now. That was Dish acquiring DirecTV, as a practical matter Dish was kind of more on the ascent then. Charlie’s results have been weaker, his market cap is less, but for a long time, for the longest time, he had a higher valuation on a per sub basis than we did, even though we had a higher RPU, that’s now flipped. It’s hard to see the dynamic where Charlie acquires Direct, and I just don’t see Charlie as a seller of his business to Direct. So I just think the human dynamic is unlikely there. As whether the telcos, I think I went through some of the [indiscernible] you know, just we’re partnering quite well with them, reinstituting as I said the AT&T partnership, we’d previously been with BellSouth in that territory, have won that back, and the whole AT&T territory, so I think that’s a good relationship and one that will prosper with them together.

Ingrid Chung - Goldman Sachs - Analyst

Okay. And you’ve spoken about how the valuations have flipped between Dish and DTV, and definitely that’s been proven out by the fundamentals over the last year or so, at least. Why do you think DirecTV [indiscernible] and what made DirecTV more attractive to you? Why do you think it continues to outperform even in such a tough operating environment?

Gregory Maffei - Liberty Media Corporation - President and CEO

Well, first I want to thank Chase and the DirecTV management team for making us look smart, because obviously we did a swap with News, which we took a $10 billion and flipped it into DirecTV. It was a pretty big bet, and Direct has done everything possible to make us look good. And I thank them.

They have made a bunch of things they did which look very smart in retrospect. They had probably the highest focus on HD, they saw the changes coming with HD that have been talked about for a long time and they timed it well. They saw the obviously, the increase in large screen TVs fit well with HD. The things that they’ve done around exclusive sports content and differentiated content had fit well, and they targeted not only the most video desiring customers, but early on they probably also made decisions about over-investing in high end customers who would buy incremental services and who were more credit worthy, and that has proven in this environment to be very beneficial. They’ve had lower churn on an involuntary basis, I suspect, than most. Because of the quality of the customer base, and they’ve had — been able to increase their RPU faster than most. They already have other than FiOS in some cases, we have the highest RPU around.

And so — of the big, national players, we have the highest RPU. And I think that’s partly been targeting a lot of these segments very well. Chase and his team have been very well in customer service, there’s always room for improvement, but they’ve done very well there. They’ve done very well targeting niches. For a long time, Charlie had domination in certain segments, like Hispanic, like Indian. We’ve done very well, Direct has done very well in coming up into other segments, dissipating some of his edge in Hispanic, gaining in catalogers like Tagalog, Filipino and Vietnamese. And these kind of 100,000, 200,000 niche segments have proven to be very low churn, very valuable segments. And I give full credit to that DirecTV team.

Ingrid Chung - Goldman Sachs - Analyst

Okay, and another question on DirecTV. Is there a plan to expand internationally in terms of acquisitions? Have you given any additional thought to spinning out DirecTV LA, perhaps?

Gregory Maffei - Liberty Media Corporation - President and CEO

Well as you know, we have DirecTV Latin America operating in most of the major companies, countries, rather, in Latin America. Either on a non-consolidated basis in Mexico, or on a consolidated basis around most of the other countries, 71% I think in Brazil. We went through a series over the last few years of either reconstituting or buying in our stakes and increasing our percentages in some of those countries, like Venezuela, and I think those have all proven well and that business has done very well.

Would we look at other growth prospects outside of Latin America or in Latin America? I certainly think there are markets that could be quite interesting. One that sort of leads into your second question, there is a little bit of a different focus between DTV Latin America and DTV US, and where Chase and I might have some difference or some hedging is, there’s a point in which probably might make sense because the missions are a little different and the expansion permission that the market might give to DTV Latin America would be easier than the permission it would give to the DTV US component. And whether they ought to be separate, I mean I think there’s a legitimate debate inside with Chase and ourselves about whether that makes sense and when. It’s a healthy discussion, it’s not a hard line point of view, but that’s an open question. Should you spin DTV Latin America? Ultimately, if you ever did want to exit, it’s likely that the highest and best buyer of DTV Latin America is not the same as the buyer of a DTV US, so.

Ingrid Chung - Goldman Sachs - Analyst

Okay. And you were saying that there are markets that would be attractive as possible acquisitions, which — are you thinking more kind of Europe, or more areas in Latin America, or —?

Gregory Maffei - Liberty Media Corporation - President and CEO

I think the best — the European markets we certainly looked at when they come up, Spain was up, there was a lot of talk about that, that deal never happened with Prisa. We certainly look at those. I think, frankly, the more interesting ones are somewhat emerging markets. Turkey certainly have a lot of turmoil, but Turkey fundamentally is a very interesting country with 75 million people, 17 million households. I think it has 1.5 million satellite subscribers, relatively low cable, that — I don’t know if Turkey is the right market, but markets like that. India is a market that a lot of people have looked at. There are a couple of players, but the opportunities discussed — we would probably look I think at those things that fit more into DTV Latin America as emerging growth.

Ingrid Chung - Goldman Sachs - Analyst

Okay. Just — actually, I am going to ask one more question on DirecTV. One thing I hear from investors a lot is that ten years down the line, you can see potential Dish intermediation of video, internet bypass, how do you see how you position DirecTV for potential internet bypass going forward?

Gregory Maffei - Liberty Media Corporation - President and CEO

I certainly see the potential for internet bypass. This is a little bit the version of you know, Triple Play is going to kill Satellite. There’s always the next risk, and there are real risks, and I’m not suggesting they shouldn’t be monitored. But you know, if you imagine a couple-three HD streams and the constant demand that consumers seem to have for more entertainment, I’ve seen all these recent articles about TV viewing going up in the face of you know, in the most recent time frame, even in the face of obviously increased Internet time as well.

I think it’s unlikely that you’ll have a case where there’s enough Internet bandwidth capacity and it costs you in such a way given how the content forces are, and that the best viewing experience will be on the Internet, that it’s going to find some way to eliminate satellite broadcasting and traditional cable kind of networks. It could happen, but I just don’t see that. I think some shift away, but the way it’s packaged and the challenges around that will cause a real — there’s a lot of work to get done and a lot of problems that you know, I think you’ll see stuff on the margin continue to drain, but I don’t think it eliminates the satellite opportunity.

Ingrid Chung - Goldman Sachs - Analyst

Well, now that the satellite or DirecTV is partnered with the telcos, it is a part of the triple bundle and it has — you can sell consumers broadband. Do you feel the need maybe 10 years down the line or somewhere, to expand DirecTV’s broadband, its own broadband capabilities, or is the partnership with the telcos enough?

Gregory Maffei - Liberty Media Corporation - President and CEO

No, I — you know, I’m not sure we’ve contributed much to DirecTV but I do believe one of the first things we did that was probably helpful was we took the pressure off Chase to find his own broadband solution. I mean, candidly, Rupert kept saying every three months, “We’re going to announce our broadband solution and we’re going to do WiMAX, or we’re going to something else.” I’m not sure those are the right solutions, and forcing a technology on. No, something could evolve, but at the moment when I look at the risk-return and where our capital at DirecTV is best spent and where our focus best is, I think it’s concentrating on video and partnering in that broadband space rather than thinking we’re going to create a broadband solution which is competitive.

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The foregoing transcript includes certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements about financial guidance, business strategies, market potential, future financial performance, new service and product launches and other matters that are not historical facts.  These forward-looking statements involve many risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements, including, without limitation, possible changes in market acceptance of new products or services, competitive issues, regulatory issues, the effect of recessionary economic conditions on business strategies, and the completion of the proposed split-off of a majority of the businesses of the Liberty Entertainment group. These forward looking statements speak only as of the date of this conference, and Liberty expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement contained herein to reflect any change in Liberty’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. Please refer to the publicly filed documents of Liberty and DirecTV, including each’s most recent Form 10-K for additional information about the risks and uncertainties related to Liberty’s and DirecTV’s businesses which may affect the statements made in this transcript.

Additional Information

Nothing in this transcript shall constitute a solicitation to buy or an offer to sell shares of the split-off company or any of the Liberty tracking stocks.  The offer and sale of shares in the proposed split-off will only be made pursuant to an effective registration statement. Liberty stockholders and other investors are urged to read the registration statement to be filed with the SEC, including the proxy statement/prospectus to be contained therein, because it will contain important information about the transaction. A copy of the preliminary proxy statement/prospectus filed with the SEC is available, and the registration statement and definitive proxy statement/prospectus once filed will be available, free of charge at the SEC’s website (http://www.sec.gov). Copies of the proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the proxy statement/prospectus can also be obtained, without charge, by directing a request to Liberty Media Corporation, 12300 Liberty Boulevard, Englewood, Colorado 80112, Attention: Investor Relations, Telephone: (720) 875-5408.

Participants in a Solicitation

The directors and executive officers of Liberty and other persons may be deemed to be participants in the solicitation of proxies in respect of proposals to approve the split-off. Information regarding Liberty’s (and, if formed, Entertainment’s) directors and executive officers and other participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be available in the proxy materials to be filed with the SEC.